UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 1, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Press Release

Montrouge, France, June 1, 2016

DBV Technologies Data at EAACI 2016

Highlight Its Expansive Product

Development in Food Allergies

Nine Presentations Continue to Support the Potential Use of the Viaskin® Technology in Food Allergies

Late-breaking Oral Abstract Highlights Personalized Biomarker Modeling to Predict Allergy Sensitivity during treatment with Viaskin Peanut

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that data from the company’s Viaskin programs, a proprietary technology platform that can deliver biologically active compounds to the immune system through the skin, will be featured in nine presentations at the European Academy of Allergy and Clinical Immunology (EAACI) Congress 2016, taking place in Vienna, Austria, June 11 – 15, 2016.

Presentations featured at the meeting will highlight progress across DBV’s clinical and scientific programs, as well as Chemistry, Manufacturing and Control (CMC) activities for Viaskin Peanut, an investigational treatment for food allergy desensitization based on Epicutaneous Immunotherapy (EPIT®).

“As DBV continues to build a differentiated food allergy franchise based on our patient- and physician-friendly approach to immunotherapy, we are excited to present data at EAACI that highlight Viaskin’s cutting-edge technology and science,” said Dr. Pierre Henri Benhamou, Chairman and Chief Executive Officer, DBV Technologies. “We are proud to share our latest findings in critical areas such as biomarker modeling, which we believe will help our product candidates meet our patients’ individual needs through personalized monitoring.”

All abstracts for the EAACI Congress will be published online on June 10, 2016 in Allergy: Online Library.

Details for each presentation follow below.

Oral Presentations

“Prediction of Peanut-Challenge Outcome with Biomarkers” Late Breaking Oral Abstract Session (LBO)

Presenter: Aurélie Peillon, DBV Technologies

Date/Time: June 13 / 3:45 PM – 5:15 PM

Session Title: Determination of Severity and Treatment with Food Allergy

Session Number: LB OAS 4

Location: Lehar 4

“Unique Epigenetic Modulation by EPIT Compared to OIT in a Model of Peanut Sensitized Mice: Sustainable GAT-3 Hypermethylation and Foxp3 Hypomethylation”

Presenter: Dr. Jorg Tost, Head of Laboratory for Epigenetics and Environment (LEE), the National Genotyping Center, Genomics Institute/CEA

Date/Time: June 12 / 10:30 AM – 12:00 PM

Session Title: Immune Mechanisms of Allergen-Specific Immunotherapy

Session Number: OAS 1

Location: OAS-Stolz 2

Poster Presentations

“Characterization of Peanut Proteins on a Patch for Epicutaneous Immunotherapy (EPIT)”

Presenter: Isabelle Pascal, DBV Technologies

Date/Time: June 12 / 12:00 PM – 1:30 PM

Session Title: Allergen immunotherapy: Vaccines and clinical cases

Session Number: TPS 6

Poster Number: 682

Location: Poster Exhibition

“EPIT-Induced Tregs Suppress T-cell Proliferation in Specific and Bystander Conditions in a Model of Food Allergen Sensitized Mice”

Presenter: Dr. Benjamin Pelletier, DBV Technologies

Date/Time: June 12 / 3:30 PM – 5:00 PM

Session Number: PDS 10

Poster Number: 315

Location: PDS3

Session Title: Mechanisms of Immunotherapy

“EPIT is Safe and Efficacious in Filaggrin Deficient Mice Sensitized to Peanut”

Presenter: Dr. Sophie Wavrin, DBV Technologies

Date/Time: June 12 / 3:30 PM – 5:00 PM

Session Title: Food Allergy: From Mice to Men

Session Number: PDS 9

Poster Number: 300

Location: PDS2

“EPIT-induced Bystander Effect Mainly Conferred by Naïve Tregs via Soluble Factors and Cell-Cell Contact in a Murine Model”

Presenter: Dr. Lucie Mondoulet, DBV Technologies

Date/Time: June 12 / 3:30 PM – 5:00 PM

Session Title: Mechanisms of Immunotherapy

Session Number: PDS 10

Poster Number: 313

Location: PDS3

“Development and Validation of a Sandwich Enzyme-Linked Immunosorbent Assay (ELISA) for the Quantification of Ara h6 in Peanut Extract, and Peanut Protein Patches for Epicutaneous Immunotherapy (EPIT)”

Presenter: Isabelle Pascal, DBV Technologies

Date/Time: June 12 / 3:30 PM – 5:00 PM

Session Title: Mechanisms of Immunotherapy

Session Number: PDS 10

Poster Number: 319

Location: PDS3

“Epicutaneous Immunotherapy but not Oral Immunotherapy Prevents Eosinophilic Infiltration in the Esophagus in a Model of Milk Sensitized Mice”

Presenter: Dr. Lucie Mondoulet, DBV Technologies

Date/Time: June 13 / 10:45 AM – 12:15 PM

Session Title: Innovations in Allergen-Specific Immunotherapy

Session Number: PDS 12

Poster Number: 340

Location: PDS2

“Gut Homing Receptors Designate Epicutaneous Immunotherapy as the Most Appropriate Route for the Treatment of Food Allergy in a Model of Peanut Sensitized Mice”

Presenter: Dr. Vincent Dioszeghy, DBV Technologies

Date/Time: June 13 / 10:45 AM – 12:15 PM

Session Title: Innovations in Allergen Specific Immunotherapy

Session Number: PDS 12

Poster Number: 338

Location: PDS2

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutaneous Immunotherapy (EPIT®) via Viaskin®. These forward-looking statements that are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorités des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Susanna Mesa

Senior Vice President, Strategy

Tel. : +1 212-271-0861

susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic	Caroline Carmagnol
Rooney & Associates	Alize RP – Relation Presse
Tel. : +1-212-223-4017	Tel. : +33(0)6 64 18 99 59
mjanic@rooneyco.com	caroline@alizerp.com

Erinn White
Centron PR
Tel. : +1-646-722-8822
ewhite@centronpr.com

4